Filed by: Deluxe Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                     Commission File No. 0-30791
                                             Subject Company: eFunds Corporation


[LOGO] DELUXE CORPORATION                                     DELUXE CORPORATION
                                                                  P.O. Box 64235
                                                         St. Paul, MN 55164-0235
                                                                  (651) 483-7111


--------------------------------------------------------------------------------

N   E   W   S         R   E   L   E   A   S   E

July 21, 2000

                                                     FOR ADDITIONAL INFORMATION:
                                                                STUART ALEXANDER
                                                                  Vice President
                                                              Investor Relations
                                                                  (651) 483-7358

                                                                  LOIS M. MARTIN
                                                           Senior Vice President
                                                         Chief Financial Officer
                                                                  (651) 481-4222

WE URGE INVESTORS AND SECURITY HOLDERS TO READ EFUNDS CORPORATION'S REGISTRATION STATEMENT ON FORM S-4, INCLUDING THE PROSPECTUS RELATING TO THE EXCHANGE OFFER DESCRIBED HEREIN, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN THESE AND OTHER DOCUMENTS RELATING TO THE TRANSACTION ARE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT www.sec.gov. HOLDERS OF DELUXE COMMON STOCK MAY ALSO OBTAIN EACH OF THESE DOCUMENTS (WHEN THEY BECOME AVAILABLE) FOR FREE BY DIRECTING YOUR REQUEST TO DELUXE CORPORATION, C/O SHAREOWNER SERVICES, P.O. BOX 64873, SAINT PAUL, MINNESOTA 55164-0873. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.




              DELUXE REPORTS RECORD SECOND QUARTER RESULTS COMPANY REMAINS ON TRACK TO DELIVER ITS 2000 OPERATING EARNINGS TARGET

o        EPS OF $1.13 FOR THE QUARTER
o        EBITDA OF $112.5 MILLION
o        $30.8 MILLION OF VALUE (DVA) CREATED
o        PLANS PROCEEDING FOR SPLIT-OFF OF EFUNDS VIA EXCHANGE OFFER


St. Paul, Minn.--Deluxe Corporation (NYSE: DLX) reported record second quarter and first six month earnings per share today. Second quarter earnings were $1.13 per diluted share and six-month results were $1.74 per diluted share. Second quarter 2000 earnings include a gain of $30.1 million from the company's initial public offering (IPO) of eFunds stock and pretax charges of $18.4 million for an additional net adjustment for Government Services loss contracts, and expenses under executive change of control and severance agreements. Excluding the gain and charges, along with the resulting income tax effect, diluted EPS was $.64 in second quarter 2000 compared to $.61 in 1999.

SECOND QUARTER PERFORMANCE
Deluxe's second quarter 2000 net earnings were $81.7 million, or $1.13 diluted and basic per share, on revenues of $406.8 million, compared with net earnings of $47.8 million, or $.61 diluted and basic per share, on revenues of $407.8 million in the second quarter of 1999. Second quarter 1999 results included revenues of $32.2 million from a business that Deluxe divested at year-end. Adjusted for divestitures, Deluxe's consolidated revenues increased 8.3 percent.





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Paper Payment Systems had second quarter revenues of $320.6 million, up 5.5 percent from $303.8 million a year ago. Designer Checks, which was acquired earlier this year, contributed $15.6 million. Revenues for eFunds Corporation (formerly Electronic Payment Systems, iDLX Technology Partners and Government Services) increased to $101.0 million, up 39.1 percent from $72.6 million a year ago. Deluxe's consolidated revenues reflect $14.8 million of eliminations from intercompany sales in second quarter 2000 and just under $1 million of eliminations for the year earlier period.

Gross margin improved to 55.7 percent of sales from 54.8 percent for the same period last year, even though the quarter's cost of sales included an additional net adjustment for Government Services loss contracts of $9.7 million. A charge of $12.2 million for the final contract that was signed during the quarter was partially offset by a reversal of prior charges resulting from productivity improvements and infrastructure cost savings of $2.5 million. With these charges excluded, gross margin was 58.1 percent of sales in second quarter 2000.

Selling, general and administration (SG&A) expense was up from 36.0 percent of sales to 40.8 percent of sales reflecting expenses under executive change of control and severance agreements, the acquisition of Designer Checks, and investments in Paper Payment Systems' e-commerce capabilities and the eFunds business. eFunds had higher promotional and organizational costs and had the addition of a full quarter of Professional Services results in 2000. Excluding the expenses for executive change of control and severance agreements, SG&A was
38.6 percent of sales in second quarter 2000.

Operating income was $60.6 million in the second quarter, compared to $76.9 million in the second quarter of 1999. Deluxe's operating income margin declined to 14.9 percent of sales in the second quarter, down from 18.9 percent in the second quarter of 1999 due to the additional loss contract provision, payments for executive change of control and severance agreements and investments in e-commerce capabilities and the eFunds business. With the loss contract charge and the executive change of control and severance charges excluded, operating margin was 19.4 percent in second quarter 2000, which was up from the prior period even with investments in new e-commerce capabilities.

Non-operating income was up significantly, reflecting a gain of $30.1 million on the eFunds IPO. This was partially offset by increased interest expense on borrowings and decreased investment income.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were up
13.9 percent to $112.5 million from $98.8 million in 1999, and $30.8 million of Deluxe Value Added (DVA) was created in the second quarter compared to $29.8 million in 1999. DVA represents Deluxe's calculation of the return on capital invested in the business that exceeds the cost of capital.

SIX-MONTH PERFORMANCE
Through six months, Deluxe's net earnings were $126.0 million, or $1.74 per diluted share, compared to earnings of $95.8 million or $1.21 per diluted share in 1999. Revenues were $811.2 million, compared to $821.9 million a year ago. Six month 2000 earnings include a



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gain of $30.1 million from the company's IPO of eFunds stock and pretax charges of $18.4 million for an additional net adjustment for Government Services loss contracts, and expenses under executive change of control and severance agreements. Six month 1999 results included revenues of $66.7 million from a business that was divested at year-end. Adjusted for divestitures, six-month revenues were up 7.4 percent year over year.

Paper Payment Systems' revenues were up 4.0 percent to $640.4 million, compared to $615.6 million during the first half of 1999. Designer Checks contributed $26.8 million of revenue. Revenues for eFunds were $201.2 million, up 43.3 percent in the first six months of 2000, compared to $140.4 million a year ago. Deluxe's consolidated revenues reflect $30.4 million of eliminations from intercompany sales during the first half of 2000 and just under $1 million during the first half of 1999.

Deluxe's operating income margin declined to 16.4 percent of sales through six months, down from 18.9 percent in 1999 due to the additional loss contract provision, expenses for executive change of control and severance agreements and investments in e-commerce capabilities and the eFunds business. Excluding the loss contract provisions and expenses made under executive change of control agreements and severance, operating margin was 18.7 percent of sales for the six-month period. EBITDA was up 5.6 percent to $206.7 million from $195.8 million in 1999, and $58.5 million of DVA was created during the first half of the year compared to $60.9 million in 1999.

The company's effective tax rate through six months was 19.6 percent versus 38.5 percent in 1999. Excluding non-taxable gains from the IPO and exchange offer, the tax rate was 37.5 percent for the first six months of 2000.

2000 OPERATING PLAN ON TRACK
"Deluxe is on track to meet its 2000 operating targets," said J. A. Blanchard, chairman and CEO. "Deluxe and eFunds both had strong performance in the recent quarter and Deluxe is on track to deliver its 2000 earnings from operations target."

"We completed the IPO of eFunds, which is step one of our plan to separate and split-off eFunds from Deluxe," Blanchard said. "We expect the second and final step to be an exchange offer that will be made to Deluxe's shareholders later this year."

THE EXCHANGE OFFER
Deluxe has stated its intent to pursue a distribution of the balance of its interest in eFunds, representing about 88 percent of eFunds shares, to the shareholders of Deluxe via an exchange offer. The distribution is dependent on receiving a ruling from the Internal Revenue Service that the distribution would be tax-free to Deluxe and its shareholders.

The exchange offer will permit current Deluxe shareholders the opportunity to elect to retain their shares in Deluxe or to offer some or all of their shares in exchange for shares of eFunds common stock. Assuming the offer is successful, the exchange offer would have the effect of reducing Deluxe's shares outstanding and increasing Deluxe's earnings per share, as shareholders tender some or all of their Deluxe shares for shares in eFunds.



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Detailed information about the exchange offer process will be sent to shareholders at the time of the offer.


Deluxe will hold a one-hour teleconference call today at 10:00 a.m. central daylight time.

Deluxe has also scheduled an investor conference at the World Trade Center in St. Paul, Minnesota on Wednesday, August 2, 2000. At that time, Deluxe will introduce a new e-commerce growth strategy as well as present a review of its core businesses.




FINANCIAL HIGHLIGHTS

                             QUARTERS ENDED JUNE 30
                    $ IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
                                    UNAUDITED

                                                     2000              1999
                                                     ----              ----
         Sales                                      406.8             407.8
         Operating income                            60.6              76.9
         Net income                                  81.7              47.8
         Basic EPS                                   1.13               .61
         Diluted EPS                                 1.13               .61
         Average shares outstanding            72,274,557        77,776,350
         Dividends declared per share                 .37               .37
         SELECTED DATA
         Capital expenditures                        21.9              26.0
         Depreciation/amortization                   23.1              20.1
         EBITDA                                     112.5              98.8



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


                            SIX MONTHS ENDED JUNE 30
                    $ IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
                                    UNAUDITED

                                                        2000              1999
                                                        ----              ----
          Sales                                        811.2             821.9
          Operating income                             133.4             155.2
          Net income                                   126.0              95.8
          Basic EPS                                     1.74              1.22
          Diluted EPS                                   1.74              1.21
          Average shares outstanding              72,202,965        78,790,422
          Dividends declared per share                   .74               .74
          SELECTED DATA
          Capital expenditures                          42.8              51.6
          Depreciation/amortization                     45.1              40.7
          EBITDA                                       206.7             195.8


                                      # # #


STATEMENTS MADE IN THIS RELEASE CONCERNING THE COMPANY'S OR MANAGEMENT'S INTENTIONS, EXPECTATIONS, OR PREDICTIONS ABOUT FUTURE RESULTS OR EVENTS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE NECESSARILY SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY FROM STATED EXPECTATIONS, AND SUCH VARIATIONS COULD BE MATERIAL AND ADVERSE. FACTORS THAT COULD RESULT IN SUCH A VARIATION INCLUDE, BUT ARE NOT LIMITED TO, THE INHERENT UNRELIABILITY OF EARNINGS AND REVENUE GROWTH PREDICTIONS DUE TO NUMEROUS FACTORS, INCLUDING MANY BEYOND THE COMPANY'S CONTROL, POTENTIAL DIFFICULTIES, DELAYS AND UNANTICIPATED EXPENSES INHERENT IN THE DEVELOPMENT AND MARKETING OF NEW PRODUCTS AND SERVICES, COMPETITIVE FACTORS, AND THE NUMEROUS RISKS AND POTENTIAL ADDITIONAL COSTS, DISRUPTIONS AND DELAYS ASSOCIATED WITH THE REORGANIZATION AND SEPARATION OF OUR BUSINESS UNITS, AND THE ESTABLISHMENT OF NEW BUSINESS VENTURES AND E-COMMERCE BUSINESS INITIATIVES. OUR INTENTIONS WITH RESPECT TO EFUNDS CORPORATION ARE SUBJECT TO FURTHER RISKS AND UNCERTAINTIES, INCLUDING THE ABILITY OF EFUNDS TO SUCCESSFULLY MANAGE AND COMPLETE THE INTEGRATION OF THREE BUSINESS SEGMENTS INTO EFUNDS; THE POTENTIAL THAT THE SEPARATION OF THE TWO COMPANIES MAY DISRUPT ONE OR MORE OF DELUXE'S BUSINESSES AND CUSTOMER RELATIONSHIPS; AND THE UNCERTAINTY OF OBTAINING A FAVORABLE RULING FROM THE INTERNAL REVENUE SERVICE, WHICH IS A NECESSARY CONDITION OF THE EXCHANGE OFFER. ADDITIONAL INFORMATION CONCERNING THESE AND OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S CURRENT EXPECTATIONS IS CONTAINED IN THE COMPANY'S FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.

                               DELUXE CORPORATION
                            CONDENSED BALANCE SHEETS
                              (DOLLARS IN MILLIONS)


                                                                          (UNAUDITED)
                                                   DEC 31, 1999          JUNE 30, 2000             VARIANCE
                                                   ------------          -------------             --------
ASSETS
Cash/Marketable Securities                            $166.2                  $109.3                ($56.9)
Other Current Assets                                   252.6                   234.4                 (18.2)
Long term Restricted Cash                               28.9                    28.7                  (0.2)
Long term Investments                                   40.8                    65.3                  24.5
Property, Plant & Equipment   NET                      294.8                   272.4                 (22.4)
Intangibles   NET                                      209.3                   320.7                 111.4
                                                      ------                --------                 -----
   TOTAL ASSETS                                       $992.6                $1,030.8                 $38.2
                                                      ------                --------                 -----


LIABILITIES & EQUITY

Current Liabilities                                   $404.7                  $333.2                ($71.5)
Long Term Debt                                         115.5                   113.5                  (2.0)
Deferred Income Taxes                                   46.3                    46.6                   0.3
Other Long Term Liabilities                              8.8                     8.1                  (0.7)
Minority Interest in Net Assets of Subsidiary                                   31.9                  31.9
Shareholders' Equity                                   417.3                   497.5                  80.2
                                                      ------                --------                 -----
   TOTAL LIABILITIES & EQUITY                         $992.6                $1,030.8                 $38.2
                                                      ------                --------                 -----

SHARES OUTSTANDING                                72,019,898              72,331,225

AVERAGE SHARES OUTSTANDING
   Full Year, 1999/YTD, 2000                      76,710,308              72,202,965

